SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

Oaktree Strategic Income Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

67402D 104

(CUSIP Number)

Leonard M. Tannenbaum

777 West Putnam Avenue, 3rd Floor

Greenwich, CT 06830

(203) 681-3600

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

September 24, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240 13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67402D 104

1.	Names of Reporting Persons. Leonard M. Tannenbaum

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,716,159
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,716,159

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,716,159

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 67402D 104

1.	Names of Reporting Persons. Fifth Street Asset Management Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,389,740
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,389,740

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,389,740

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.1%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 67402D 104

1.	Names of Reporting Persons. Fifth Street Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,389,740
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,389,740

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,389,740

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 67402D 104

This Schedule 13D/A (“Amendment”) constitutes (i) Amendment No. 10 to the Schedule 13D of Fifth Street Asset Management Inc. originally filed on February 24, 2016, as amended by Amendment No. 1 filed on April 8, 2016, Amendment No. 2 filed on August 16, 2016, Amendment No. 3 filed on August 26, 2016, Amendment No. 4 filed on September 8, 2016, Amendment No. 5 filed on September 14, 2016, Amendment No. 6 filed on October 5, 2016, Amendment No. 7 filed on December 8, 2016, Amendment No. 8 filed on July 17, 2017 and Amendment No. 9 filed on October 4, 2017, (ii) Amendment No. 9 to the Schedule 13D of Fifth Street Holdings L.P. originally filed on February 24, 2016, as amended by Amendment No. 1 filed on August 16, 2016, Amendment No. 2 filed on August 26, 2016, Amendment No. 3 filed on September 8, 2016, Amendment No. 4 filed on September 14, 2016, Amendment No. 5 filed on October 5, 2016, Amendment No. 6 filed on December 8, 2016, Amendment No. 7 filed on July 17, 2017 and Amendment No. 8 filed on October 4, 2017 and (iii) Amendment No. 17 to the Schedule 13D of Leonard M. Tannenbaum originally filed on March 21, 2014, as amended by Amendment No. 1 filed on March 24, 2014, Amendment No. 2 filed on August 26, 2014, Amendment No. 3 filed on December 22, 2014, Amendment No. 4 filed on May 26, 2015, Amendment No. 5 filed on December 2, 2015, Amendment No. 6 filed on December 31, 2015, Amendment No. 7 filed on February 3, 2016, Amendment No. 8 filed on February 24, 2016, Amendment No. 9 filed on August 16, 2016, Amendment No. 10 filed on August 26, 2016, Amendment No. 11 filed on September 8, 2016, Amendment No. 12 filed on September 14, 2016, Amendment No. 13 filed on October 5, 2016, Amendment No. 14 filed on December 9, 2016, Amendment No. 15 filed on July 17, 2017 and Amendment No. 16 filed on October 4, 2017. Except as amended herein, each such prior Schedule 13D, as previously amended, remains in effect. Capitalized terms used herein but not otherwise defined in this Amendment shall have the meaning ascribed to them in the reporting persons’ Schedules 13D as previously amended.

Item 2. Identity and Background.

Item 2 is amended by adding the following:

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of FSAM are set forth on Schedule A, which replaces the corresponding schedule attached to that certain amendment to this Schedule 13D filed on September 14, 2016.

Item 5. Interests in Securities of the Issuer

Items 5(a)-(c) are hereby amended and restated in their entirety as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover page to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 29,466,768 outstanding shares as of August 7, 2018, as reported in the Issuer’s Form 10-Q filed on August 8, 2018. For purposes of Section 13 of the Securities Exchange Act of 1934, as amended, Mr. Tannenbaum and Oaktree have shared voting and dispositive power over the following shares of common stock of Oaktree Strategic Income Corporation (OCSI): (i) 5,080,543 shares held by Mr. Tannenbaum directly, (ii) 95,634 shares held by the Leonard M. Tannenbaum Foundation, for which Mr. Tannenbaum serves as the President; and (iii) 139,367 shares held directly by the Leonard M. Tannenbaum 2012 Trust (the “Trust”) for the benefit of certain members of Mr. Tannenbaum’s family for which Mr. Bernard D. Berman is a trustee and (iv) 2,389,740 shares held directly by FSH.

(c)        Schedule B sets forth all transactions with respect to shares of Oaktree Strategic Income Corporation effected during the past 60 days.

Schedule A

Name	Position at FSAM	Business Address / Address of Employer	Principal Occupation or Employment	Name and Principal Business of Employer	Beneficial Ownership of Shares[1]
Leonard M. Tannenbaum	Chairman of the Board and Chief Executive Officer	777 West Putnam Avenue, 3rd Floor Greenwich, CT 06830	N/A	N/A	See Item 5
Bernard D. Berman	Co-President and Chief Compliance Officer	777 West Putnam Avenue, 3rd Floor Greenwich, CT 06830	N/A	N/A	112,000
Jodi Bond	Director	1001 G St. NW Washington, DC 20001	Senior Vice President, Global Government and Industry Affairs	Chubb Limited, a property and casualty insurance company	None
Thomas H. Brandt	Director	87 Main Street New Haven, CT 06840	Co-Owner and Director of Real Estate	College Street Foods, LLC, a restaurant business	2,500
Alexander C. Frank	Director	777 West Putnam Avenue, 3rd Floor Greenwich, CT 06830	N/A	N/A	None
Thomas L. Harrison	Director	437 Madison Avenue New York, NY 10022	Chairman Emeritus	Diversified Agency Services, a division of Omnicom Group Inc., a marketing communications services company	None

(1) Unless otherwise noted, each person has sole voting power and sole dispositive power over the shares.

Schedule B

All transactions were sales of Shares effected in the open market, and the price per share excludes commissions paid.

Name	Date of Transaction	Amount of Securities	Price per Share
Fifth Street Holdings L.P.	July 31, 2018	2,474	$8.5000
Fifth Street Holdings L.P.	August 1, 2018	2,681	$8.5000
Fifth Street Holdings L.P.	August 2, 2018	6,300	$8.5268
Fifth Street Holdings L.P.	August 3, 2018	7,000	$8.5578
Fifth Street Holdings L.P.	August 13, 2018	23,731	$8.7648
Fifth Street Holdings L.P.	August 14, 2018	5,000	$8.7767
Fifth Street Holdings L.P.	August 15, 2018	5,850	$8.7565
Fifth Street Holdings L.P.	August 16, 2018	15,000	$8.7448
Fifth Street Holdings L.P.	August 17, 2018	5,750	$8.7496
Fifth Street Holdings L.P.	August 20, 2018	5,600	$8.7510
Fifth Street Holdings L.P.	August 21, 2018	7,900	$8.7540
Fifth Street Holdings L.P.	August 22, 2018	20,000	$8.8004
Fifth Street Holdings L.P.	August 23, 2018	6,400	$8.7358
Fifth Street Holdings L.P.	August 24, 2018	8,000	$8.7180
Fifth Street Holdings L.P.	August 27, 2018	9,500	$8.7122
Fifth Street Holdings L.P.	August 28, 2018	20,000	$8.6860
Fifth Street Holdings L.P.	August 29, 2018	10,100	$8.6764
Fifth Street Holdings L.P.	August 30, 2018	5,400	$8.6878
Fifth Street Holdings L.P.	August 31, 2018	20,000	$8.6662
Fifth Street Holdings L.P.	September 4, 2018	9,500	$8.6366
Fifth Street Holdings L.P.	September 5, 2018	9,745	$8.6211
Fifth Street Holdings L.P.	September 6, 2018	1,723	$8.6216
Fifth Street Holdings L.P.	September 7, 2018	4,468	$8.6200
Fifth Street Holdings L.P.	September 11, 2018	553	$8.6200
Fifth Street Holdings L.P.	September 12, 2018	2,490	$8.6200
Fifth Street Holdings L.P.	September 19, 2018	3,567	$8.6200
Fifth Street Holdings L.P.	September 20, 2018	14,390	$8.6293
Fifth Street Holdings L.P.	September 21, 2018	10,863	$8.6539
Fifth Street Holdings L.P.	September 24, 2018	4,272	$8.6425

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2018

/s/ Leonard M. Tannenbaum
LEONARD M. TANNENBAUM

FIFTH STREET HOLDINGS L.P.

By:	Fifth Street Asset Management Inc., its general partner

By:	/s/ Leonard M. Tannenbaum
Name:	Leonard M. Tannenbaum
Title:	Chief Executive Officer

FIFTH STREET ASSET MANAGEMENT INC.

By:	/s/ Leonard M. Tannenbaum
Name:	Leonard M. Tannenbaum
Title:	Chief Executive Officer